ANNEX 2 – ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements from
18 June to 30 September 2011

21 September 2011

National Grid plc (NG.)

Directors Interests In Shares

Nick Winser has received confirmation from the Company’s Registrars that 196,112 NG ordinary shares formerly registered in his own name have today been transferred to his spouse, Mrs D Winser. His interest remains unchanged, in a total of 1,032,301 NG ordinary shares.

Monday, 19 September 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 21,636 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 19 September 2011 consists of 3,695,423,129 ordinary shares, of which 135,908,994 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,514,135 shares with voting rights.

The figure of 3,559,514,135 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

Wednesday, 7 September 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 250,000 shares held in Treasury were transferred to share scheme trustees. Following this change, National Grid’s registered capital from 7 September 2011 consists of 3,695,423,129 ordinary shares, of which 135,930,630 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,492,499 shares with voting rights.

The figure of 3,559,492,499 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (“NG”)

7th September 2011

Notification of Directors’ Interests

 — —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 44,568 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market today, at a price of 625.969 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	20 Ordinary Shares

Andrew Bonfield	20 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,216,341 Ordinary Shares

Andrew Bonfield	498,700 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

National Grid plc (‘NG’)
6th September 2011
—
Block Listing Interim Return
—
NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc

2. Name of Scheme	Employee Shareschemes

3. Period	1 March 2011 to 31 August 2011

4. Shares not issued at end of last period:	1,289,177

5. Shares issued/allotted during period:	Nil

6. Balance not yet issued/allotted at end of period and currently:	1,289,177

7. No. of shares originally listed and date of admission:
On 1 August 2005, following
NG’s capital consolidation, a
total of 2,712,727,627 New
Ordinary Shares of
11 17/43
 pence  were in issue.
As at 31 August 2011, total
shares in issue were
3,695,423,129 of which the
holding of Treasury shares was
136,229,925 leaving a balance
of 3,559,193,204 shares with
voting rights.

Note: Sharescheme operations continue to be satisfied by transfer of treasury shares, hence a further nil return.
—
Arit Amana
Company Secretarial Assistant
020 7004 3116

Monday, 5 September 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 49,295 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 5 September 2011 consists of 3,695,423,129 ordinary shares, of which 136,180,630 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,242,499 shares with voting rights.

The figure of 3,559,242,499 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Robin Kerner
Assistant Secretary
020 7004 3223

Thursday, 1 September 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 31 August 2011 consisted of 3,695,423,129 ordinary shares, of which 136,229,925 had been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,193,204 shares with voting rights.

The figure of 3,559,193,204 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Robin Kerner
Assistant Secretary
020 7004 3223

Tuesday, 23 August 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 28,891 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 23 August 2011 consists of 3,695,423,129 ordinary shares, of which 136,229,925 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,193,204 shares with voting rights.

The figure of 3,559,193,204 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (‘NG’)
18th August 2011

Notification of Directors’ Interests
- Scrip Dividend

NG late yesterday received notification from the Trustee that Steve Holliday became interested in a total of 1,387 shares held under the National Grid Share Matching Scheme, allotted on 17 August 2011 under the terms of the National Grid plc Scrip Dividend Scheme (the ‘Scheme’) at the Scrip Dividend Reference Price of 592.80p per share.

NG also received notification late yesterday from the Registrars that, under the Scheme, Sir John Parker and Stephen Pettit became interested in an additional 1,086 and 155 shares respectively. The shares were allotted on 17 August 2011 under the terms of the Scheme at the Scrip Dividend Reference Price of 592.80p per share.

The Directors total interests after these changes are:

Director	Total interest after event

Steven Holliday	2,216,321

Sir John Parker	135,798

Stephen Pettit	4,061

Contact: D C Forward, Assistant Secretary
0207 004 3226

Wednesday, 17 August 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid confirms that, following the issue of 47,083,654 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2010/11 final dividend, National Grid’s registered capital from 17 August 2011 consists of 3,695,423,129 ordinary shares, of which 136,258,816 shares are held as treasury shares; leaving a balance of 3,559,164,313 shares with voting rights.

The figure 3,559,164,313 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

National Grid plc (“NG”)

9th August 2011

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 48,038 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market yesterday, at a price of 582.99 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	22 Ordinary Shares

Andrew Bonfield	21 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,214,934 Ordinary Shares

Andrew Bonfield	498,680 Ordinary Shares

Contact: D C Forward, Assistant Secretary, (0207 004 3226).

Monday, 8 August 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 15,215 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 8 August 2011 consists of 3,648,339,475 ordinary shares, of which 136,258,816 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,512,080,659 shares with voting rights.

The figure of 3,512,080,659 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

Monday, 1 August 2011

Director’s Interests in National Grid plc (‘National Grid’) Shares
- On Appointment

Sir Peter Gershon, who joined the Board of National Grid today, has confirmed that he has an interest in a total of 7,882 ordinary shares.

Monday, 1 August 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital as at 1 August 2011 consisted of 3,648,339,475 ordinary shares, of which 136,274,031 had been purchased in the market and registered as Treasury Shares; leaving a balance of 3,512,065,444 shares with voting rights.

The figure of 3,512,065,444 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

29th July 2011
National Grid plc (‘National Grid or the Company’)

Notification of Directors’ Interests

Long Term Performance Plan

Today, National Grid received a notification from ACS HR Solutions Share Plan Services (Guernsey) Limited, as Trustee of the National Grid Employee Share Trust (the ‘Trust’), operated in conjunction with the National Grid Long Term Performance Plan. The following directors were granted an award of shares on 28 July 2011 in National Grid plc (the ‘Shares’) under the National Grid Long Term Performance Plan, calculated by reference to a share price of 605.7605p and an ADS price of $49.4093. The extent to which awards will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, 75% of the shares will vest in July 2014 and the remaining 25% will vest in July 2015 and will be transferred to participants net of deductions.

	Director	Number of Shares/ADSs*
1.	Steve Holliday	362,148
2.	Andrew Bonfield	229,463
3.	Nick Winser	174,986
4.	Tom King	45,537*

—

The total share interests of the above directors, following these changes, are:

	Director	Number of Shares/ADSs*
1.	Steve Holliday	2,214,912
2.	Andrew Bonfield	498,659
3.	Nick Winser	1,032,301
4.	Tom King	274,809*

Contact: Robin Kerner, Assistant Secretary (020 7004 3223)

Tuesday, 26 July 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 13,097 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 26 July 2011 consists of 3,648,339,475 ordinary shares, of which 136,274,031 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,512,065,444 shares with voting rights.

The figure of 3,512,065,444 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

 Arit Amana

Company Secretarial Assistant
020 7004 3116

26 July 2011

National Grid plc (National Grid)
Notification of Changes in Directors’ Interests
—

Performance Share Plan- Lapse of options

Today, National Grid received a notification from ACS HR Solutions Share Plan Services (Guernsey) Limited, as Trustee of the National Grid Employee Share Trust (the ‘Trust’) confirming that the 2008 awards made to Executive Directors under the Performance Share Plan had partially vested.

Awards were granted to directors under the National Grid Performance Share Plan on 25 June 2008 as follows:

Director	Number of	Number of	Number of
	shares/ADSs* over	shares/ADSs* over	shares/ADSs* over
	which awards lapse	which awards lapse	which awards vest
Steven Holliday	316,472	159,819	156,653

Nick Winser	158,166	79,874	78,292

Tom King	36,680 *	18,523 *	18,157 *

These awards were subject to performance conditions which were required to be met as a condition of vesting. These performance conditions required Total Shareholder Return, measured over a period of three years commencing from 1 July 2008, to be at least median compared to a comparator group of companies for 50% of the award to vest and 50% of the award was subject to Earnings Per Share (‘EPS’) subject to the extent in the growth of the Company’s EPS exceeds the increase in RPI over three financial years.

For these awards granted in 2008, these performance conditions were partially satisfied at the end of the three year performance period. As a result 49.5% of awards have vested.

The total share interests of the above directors, following these changes, are:

Director	Number of Shares/ADSs
Steven Holliday	1,852,764

Nick Winser	857,315

Tom King	229,272	*

  Contact: Robin Kerner, Assistant Secretary (020 7004 3223)

National Grid plc (NG.)

15th July 2011

Notification of Major Interest in NG. Ordinary Shares

NG today received a further notification from Crescent Holding GmbH, over total return equity swaps.

The relevant transactions have been in place for a number of years and (as required by changes made to DTR5) were initially notified in June 2009.

This notification is merely as a result of the extension, on 15 July 2011, of the existing position to 20 July 2012 over 149,414,285 NG ordinary shares (4.25% of the voting share capital).

This notice is given in fulfillment of National Grid plc’s obligation under the DTR requirements.

Monday, 11 July 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 15,933 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 11 July 2011 consists of 3,648,339,475 ordinary shares, of which 136,287,128 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,512,052,347 shares with voting rights.

The figure of 3,512,052,347 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

 Arit Amana

Company Secretarial Assistant
020 7004 3116

National Grid plc (“NG”)

8th July 2011

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 44,870 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market yesterday, at a price of 617.5 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	20 Ordinary Shares

Andrew Bonfield	21 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,012,583 Ordinary Shares

Andrew Bonfield	269,196 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

6 July 2011

National Grid plc (‘National Grid’ or ‘NGplc’)
and
National Grid Gas plc (NGG)
National Grid Electricity Transmission plc (NGET)
NGG Finance plc (NGGF)
National Grid USA (NGUSA)
British Transco International Finance BV (BTIF)

Annual Information Update for the 2010/11 financial year and information up to and including 22 June 2011

This Annual Information Update is issued following the publication of the National Grid Annual Report and Accounts 2010/11 and contains information in respect of National Grid and the group entities headlined above as specified in this document.

It is required by and being made pursuant to Prospectus Rule 5.2 and Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither the Company, nor any other person, takes responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date at the date of this annual information update and the issuing Companies do not undertake any obligation to update any such information in the future. Furthermore such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied upon by any person.

Section A:

Announcements to the London Stock Exchange by National Grid plc and/or by other companies headlined, as indicated:

DATE	DETAILS
15.6.11	Directors’ share interests- Deferred Share Plan - 2008 Award released and 2011 Award

14.6.11	Voting rights and capital (transfer of shares from treasury)

13.6.11	Publication of Annual Report and Accounts and Notice of AGM 2011

8.6.11	Scrip Dividend for 2010/11 Final Dividend

7.6.11	Directors Interests-Share Incentive Plan-monthly update

3.6.11	Voting rights and capital (transfer of shares from treasury)

1.6.11	Voting rights and capital (end May issued share capital confirmed)

24.5.11	Voting rights and capital (transfer of shares from treasury)

20.5.11	NGUSA Supplementary Prospectus-4Bn Euro Medium Term Note Programme dated 20.12.2010

19.5.11	Results for the year ended 31 March 2011 (Also sent out in names of NGUSA, NGG, NGET, NGGF)

13.5.11	NGET Debt repurchase: £46.615m of £75m 5% instruments due March35’ for cancellation

9.5.11	Directors Interests-Share Incentive Plan-monthly update

9.5.11	Voting rights and capital (transfer of shares from treasury)

5.5.11	Voting rights and capital (transfer of shares from treasury)

3.5.11	Voting rights and capital (end April issued share capital confirmed)

27.4.11	Voting rights and capital (transfer of shares from treasury)

13.4.11	Notification of Major Interests in Shares — Norges Bank 2.99%

12.4.11	Voting rights and capital (transfer of shares from treasury)

8.4.11	Directors Interests-Share Incentive Plan-monthly update

7.4.11	Conclusion of independent review of US cost allocation

6.4.11	Notification of Major Interests in Shares — Norges Bank 3.01%

6.4.11	Performance Share Plan — Lapse of Awards

4.4.11	Voting rights and capital (transfer of shares from treasury)

1.4.11	Voting rights and capital (end March issued share capital confirmed)

25.3.11	NGG Debt Repurchase £13.5m of £275m 8.75% Instruments due 2025 for cancellation

16.3.11	Notification of Major Interests in Shares — Blackrock above 5%

15.3.11	NGUSA Final Terms re issue of $30m Floating Rate Instruments due 2014 under NGUSA Euro 4BN EMTN- published on RNS website.

14.3.11	Voting rights and capital (transfer of shares from treasury)

8.3.11	Directors Interests-Share Incentive Plan-monthly update

4.3.11	Blocklisting Interim Review

3.3.11	Notification of Major Interests in Shares — Norges Bank 2.98%

1.3.11	Voting rights and capital (end February issued share capital confirmed plus transfer of shares from treasury)

17.2.11	Notification of Major Interests in Shares — Capital Group 5.0378%

14.2.11	Voting rights and capital (transfer of shares from treasury)

7.2.11	Voting rights and capital (transfer of shares from treasury)

7.2.11	Directors Interests-Share Incentive Plan-monthly update

2.2.11	Director’s share purchase (Sir John Parker)

1.2.11	Voting rights and capital (end January issued share capital confirmed plus transfer of shares from treasury)

31.1.11	National Grid plc Change of Executive Directors’ Responsibilities, Restructuring and $200m US Efficiency Programme (Mark Fairbairn)

31.1.11	National Grid plc Interim Management Statement for the period 1 October 2010 to 30 January 2011

25.1.11	Notification of Major Interests in Shares — Norges Bank 3%

24.1.11	Notification of Major Interests in Shares — Deutsche Bank AG reduces to under 3%

24.1.11	Cancellation of Notes Purchased Pursuant to Cash Tender Offers {also released in name of NGG}

21.1.11	Decision on Niagara Mohawk Electric Rate Case

20.1.11	Notification of Directors’ Interests -Scrip Dividend participants

19.1.11	Voting rights and capital (Scrip Issue — interim dividend)

19.1.11	Notification of Major Interests in Shares — Deutsche Bank AG reduces to 4.92%

18.1.11	Voting rights and capital (transfer of shares from treasury)

18.1.11	National Grid plc Scrip Dividend (issue and allotment by NG plc)

18.1.11	Final Pricing of Cash Tender Offers {also released in names of NGET and NGG} (Not distributed in US and certain other territories)

18.1.11	Offer Results of Cash Tender Offers {also released in names of NGET and NGG} (Not distributed in US and certain other territories)

14.1.11	Notification of Major Interests in Shares — Deutsche Bank AG at 5.43%

12.1.11	NGUSA Final Terms re issue of $50m Floating Rate Instruments due 2016 under NGUSA Euro 4BN EMTN- published on RNS website.

10.1.11	Launch Cash Tender Offers {also released in names of NGET and NGG} (Not distributed in US and certain other territories)

10.1.11	Directors Interests-Share Incentive Plan-monthly update

05.1.11	Voting rights and capital (transfer of shares from treasury)

04.1.11	Voting rights and capital (end December 2010 issued capital confirmed)

30.12.10	Sharesave Scheme — Grant of options- A Bonfield

29.12.10	Notification of Major Interests in Shares — Invesco Ltd

21.10.10	NGG Debt Repurchase: £17.915 million of the £200 million 7.125% Bonds due Feb. 2044 for cancellation

20.12.10	NGUSA Prospectus for 4Bn EUR EMTN

13.12.10	Voting rights and capital (transfer of shares from treasury)

9.12.10	Sale of Granite State Electric and EnergyNorth

8.12.10	Optional Scrip Dividend for 2010/11 Interim dividend

7.12.10	Directors Interests-Share Incentive Plan-monthly update

3.12.10	Voting rights and capital (transfer of shares from treasury)

2.12.10	NGUSA Final Terms. Issue of USD 500m Floating Rate Instruments due 2013 under NGUSA Euro 4BN EMTN-published on RNS website

2.12.10	Directors’ Interests in Shares (Tom King)

1.12.10	Directors Interests- Performance Share Plan (Grant to A Bonfield)

1.12.10	Voting rights and capital (end November issued capital confirmed)

30.11.10	Directors Interests- Special Retention Award Plan (Tom King- ADR- final net release)

25.11.10	NGUSA Supplementary Prospectus to USA 4Bn EUR EMT Term Note Programme dated 18 Dec09; incorporating Annual Report for year ended 31 March10

24.11.10	NGUSA Final Terms. Issue of EUR 20m Floating Rate Instruments due 2012 under NGUSA Euro 4BN EMTN-published on RNS website

18.11.10	Half year report for the six months ended 30 September 2010 (unaudited) Also sent out in names of NGUSA, NGG, NGET, NGGF

16.11.10	Voting rights and capital (transfer of shares from treasury)

10.11.10	Voting rights and capital (transfer of shares from treasury)

8.11.10	Directors Interests-Share Incentive Plan-monthly update

3.11.10	Decision on Massachusetts Gas Rate Case

1.11.10	Voting rights and capital (end October issued capital confirmed plus transfer of shares from Treasury)

26.10.10	Publication of Annual Reports and Accounts -Group Companies With Listed Debt- separately sent for one related co- NGUSA

25.10.10	Blocklisting Interim Review

21.10.10	NGG Debt Repurchase: £22.28 million of the £300 million 6 % Instruments due June 2017 for cancellation

20.10.10	NGG Debt Repurchase: £10.05 million of the £484 million 6.375 % Instruments due March 2020 for cancellation].

18.10.10	Voting rights and capital (transfer of shares from Treasury)

7.10.10	Directors Interests-Share Incentive Plan-monthly update

5.10.10	Voting rights and capital (transfer of shares from Treasury on 4 October)

4.10.10	National Grid Finance Director Appointment

1.10.10	Voting Rights and Capital (end September issued capital confirmed)

1.10.10	Appointment of Joint Corporate Brokers (Bank of America Merrill Lynch/Barclays Capital)

24.9.10	Two separate NGplc Debt repurchases for cancellation:
-£17.5 million of the 5.50 per cent. Instruments due July 2013; -AND £13.6 million of the 5.25 per cent. Instruments due June 2011.

21.9.10	Voting rights and capital (transfer of shares from Treasury)

8.9.10	Directors Interests-Share Incentive Plan-monthly update

8.9.10	NGG Debt Repurchase. £4.275 million of the £503.078 million 7% Fixed Rate Bonds due 16 Dec 2024 for cancellation

7.9.10	NGG Debt Repurchase. £47.593 million of the £503.078 million 7% Fixed Rate Bonds due 16 Dec 2024 for cancellation

1.9.10	Voting Rights and Capital (end August issued capital confirmed)

31.08.10	Notification of Major Interests — Blackrock under 5%

23.8.10	Voting rights and capital (transfer of shares from Treasury)

19.8.10	Notification of Directors’ Interests -Scrip Dividend and Dividend Reinvestment

19.8.10	NG plc debt repurchase

18.8.10	National Grid plc Scrip Dividend (issue and allotment by NG plc)

17.8.10	Director Share Purchase- John Allan

10.8.10	Directors Interests-Share Incentive Plan-monthly update

9.8.10	Voting Rights and Capital (Transfer of shares from Treasury)

3.8.10	National Grid plc and NGGF Cancellation of Notes Purchased- Cash Tender Offers

2.8.10	Voting Rights and Capital (end July issued capital confirmed)

29.7.10	National Grid plc and NGGF- Final Pricing of the Fixed Rate Notes (Not distributed in US and certain other territories)

29.7.10	National Grid plc and NGGF Results of Cash Tender Offers (Not distributed in US and certain other territories)

28.7.10	NGG Final terms release: NGG issue of GBP 50m Index-Linked Instruments due July 2041 under NGG/NGGFno1 Euro 10BN EMTN published on RNS website

27.7.10	Voting Rights and Capital (Transfer of shares from Treasury)

27.7.10	National Grid plc — AGM Poll Results

26.7.10	NGplc and NGET Publication of prospectus for EMTN Programme

26.7.10	National Grid plc — Interim Management Statement for the period 1 April 2010 to 25 July 2010

22.7.10	NGET Debt Repurchase: £10.84m of £250m 4.75% Instruments due 2010

22.7.10	NGG Debt Repurchase: £15.25m of £275m 8.75% Instruments due 2025

21.7.10	NGplc and NGGF Launch Cash Tender Offers (Not distributed in US and certain other territories)

19.7.10	Notification of Major Interests — Legal and General 3.99%

16.7.10	Crescent Holdings Gmbh continuing interest at above 4%

13.7.10	NG plc Debt Repurchase (CAD $25.255m of CAD $200m 4.98% Instruments due 2011)

13.7.10	Voting Rights and Capital (Transfer of shares from Treasury)

8.7.10	Directors Interests-Share Incentive Plan-monthly update

2.7.10	Voting Rights and Capital (end June issued capital confirmed)

30.6.10	NG plc Debt Repurchase (£10.816m of £223.194m 5.25 % instruments due June 11)

30.6.10	Directors Interests- Performance Share Plan

28.6.10	Voting Rights and Capital (Transfer of shares from Treasury)

22.6.10	Annual Information update

22.6.10	NGplc Debt Repurchase: £26.441m 5.5% Instruments due July 2013

18.6.10	Notification of Major interest- BlackRock back over 5%

17.6.10	Deferred Share Plan

15.6.10	Voting Rights and Capital (Transfer of shares from Treasury)

14.6.10	Placement of the Rights Issue Rump (Not distributed in US and certain other territories)

14.6.10	Result of Rights Issue- 94.2% take up of new shares

14.6.10	Result of Rights Issue- 94.2% take up of new shares (Not distributed in US and certain other territories)

14.6.10	Updated Total Voting Rights and Director’s Interests following National Grid plc rights issue (Not distributed in US and certain other territories).

9.6.10	Other Publications of Supplementary Prospectus — NGG: £10Bn Euro Medium Term Note Programme of NGG and NGGF (No 1), NGUSA: £4Bn Euro Medium Term Note Programme of National Grid USA

9.6.10	NGplc Supplementary Prospectus for £15Bn Euro Medium Term Note Programme of NG plc and NGET.

9.6.10	NGplc Debt Repurchase: £13.7m of £236.894m 5.25% Instruments due June 11.

9.6.10	Scrip Dividend for 2009/10 final dividend

8.6.10	Directors Interests-Share Incentive Plan-monthly update

4.6.10	Publication of Annual Report and Accounts and Financial Timetable 2010/11

4.6.10	Voting Rights and Capital (Transfer of shares from Treasury)

1.6.10	Voting Rights and Capital (end May issued capital confirmed)

28.5.10	NG plc Debt Repurchase: £10.309m of £247.2m 5.25%. Instruments due June 11

25.5.10	Annual Financial Report

25.5.10	Issue of Prospectus (Not distributed in US and certain other territories)- rights issue

21.5.10	NG plc Debt Repurchase: £24.285m of £271.488m 5.25%. Instruments due June 11

20.5.10	NG plc Debt Repurchase:£28.512m of £300m 5.25%. Instruments due June 11

20.5.10	Results for the year ended 31 March 2010

20.5.10	National Grid plc 2 for 5 Rights Issue to raise approximately £3.2bn (Global version)

20.5.10	National Grid plc 2 for 5 Rights Issue to raise approximately £3.2bn — (Not distributed in US and certain other territories)

18.5.10	Directors share interests- Lapse of Executive Options (Fairbairn and Winser)

11 and 17.5.10	Voting Rights and Capital (Transfer of shares from Treasury)

10.5.10	Directors Interests-Share Incentive Plan-monthly update

6.5.10	Voting Rights and Capital (Transfer of shares from Treasury)

4.5.10	Voting Rights and Capital (end April issued capital confirmed)

27.4.10	Voting Rights and Capital (Transfer of shares from Treasury)

14.4.10 And 20.4.10	Voting Rights and Capital (Transfers of shares from Treasury)

12.4.10	Notification of Major Interest — BlackRock reduces to 4.999%

8.4.10	Directors Interests-Share Incentive Plan-monthly update

8.4.10	Notification of Major interest- BlackRock back over 5%

7.4.10	Notification of Major Interest — BlackRock reduces below 5%

6.4.10	Notification of Major Interest — Legal & General reduces below 5%

6.4.10	Voting Rights and Capital (Transfer of shares from Treasury)

1.4.10	Directors’ interests- Sharesave Scheme Maturities

1.4.10	Voting Rights and Capital (Transfer of shares from Treasury- and Year end update)

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####

 Section B:

Filings at UK Companies House by National Grid plc- the listed group holding entity:

During the period from 1 April 2010 to 22 June 2011, National Grid plc made the following filings:

•	Forms SH04 — Transfers of repurchased shares; from Treasury to Sharescheme participants or Trustee.

•	Forms SH01 – Allotments of shares for Scrip (18.8.10 & 19.1.11)

•	and Rights Issue (14.6.10)

•	Forms TM01 — Director resignations (31.3.11- Mark Fairbairn, 31.12.10- Steve Lucas)

•	Form AP01 — Director appointment (1.11.10- Andrew Bonfield)

•	Forms CH01 — Director changes of particulars

•	Annual Report and Accounts 2009/10 (14.7.10)

•	Annual Returns (5.4.10 and 5.4.11)

•	Filing of general meeting resolutions passed for 2010 (10.08.10)

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 Section C:

Filings with the US Securities and Exchange Commission (the ‘SEC’)

National Grid plc Form 6-K dated 1.7.11
National Grid plc Forms 11-K dated 29.6.11
National Grid plc Form 6-K dated 17.6.11
National Grid plc Form 6-K dated 13.6.11
National Grid plc Form 20-F dated 13.6.11 for the fiscal year ended March 31, 2011
National Grid plc Form 6-K dated 8.6.11
National Grid plc Form 6-K dated 19.5.11
National Grid plc Form 6-K dated 5.5.11
National Grid plc Form 6-K dated 7.4.11
National Grid plc Form 6-K dated 22.3.11
National Grid plc Form 6-K dated 4.2.11
National Grid plc Form SC 13G dated 2.2.11
National Grid plc Form 6-K dated 31.1.11
National Grid plc Form 6-K dated 31.1.11
National Grid plc Form 6-K dated 21.1.11
National Grid plc Form 6-K dated 19.1.11
National Grid plc Form 6-K dated 23.12.10
National Grid plc Form 6-K dated 9.12.10
National Grid plc Form 6-K dated 8.12.11
National Grid plc Form S-8 dated 19.11.10
National Grid plc Form 6-K dated 18.11.10
National Grid plc Form 6-K dated 4.1110
National Grid plc Form 6-K dated 4.10.10
National Grid plc Form 6-K dated 30.9.10
National Grid plc Form 6-K dated 23.8.10
National Grid plc Form 6-K dated 18.8.10
National Grid plc Form 6-K dated 27.7.10
National Grid plc Form 6-K dated 26.7.10
National Grid plc Form 6-K dated 16.7.10
National Grid plc Forms 11-K dated 29.6.10
National Grid plc Form 6-K dated 9.6.10
National Grid plc Form 6-K dated 4.6.10
National Grid plc Form 6-K dated 25.5.10
National Grid plc Form 20-F dated 25.5.10 for the fiscal year ended March 31, 2010
National Grid plc Form 6-K dated 20.5.10
National Grid plc Form 6-K dated 20.5.10
National Grid plc Form 6-K dated 23.4.10

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Section D:

Documents submitted to the National Storage Mechanism (NSM) at www.Hemscott.com/nsm.do and before that the UKLA document viewing facility.

13.6.11	National Grid plc Annual Report and Accounts 2010/11, Notice of AGM 2011 and Performance Summary 2011

26.10.10	Publication of Annual Reports and Accounts -Group Companies With Listed Debt

27.7.10	National Grid plc — AGM Poll Results

4.6.10	National Grid plc Annual Report and Accounts 2009/10, Notice of AGM 2010 and Performance Summary 2010

25.5.10	Prospectus relating to the National Grid plc 2 for 5 Rights Issue to raise approximately £3.2bn

Note: Alternatively, detailed information may also be obtained from the London Stock Exchange (Section A information) or UK Companies House (Section B information) or the US Securities and Exchange Commission (Section C information) or the National Storage Mechanism (Section D information) as appropriate.

Arit Amana
Company Secretarial Assistant
020 7004 3116

6 July 2011

National Grid plc (National Grid)

Directors’ Share Interests

Nick Winser, Executive Director, has today received confirmation from his broker following the sale, yesterday afternoon, of a total of 162,733 National Grid shares at 613.24p per share, on behalf of himself and his spouse, in order to rebalance his family’s portfolio following recent releases of shares from maturing share awards. He retains a total interest in 937,189 National Grid plc ordinary shares after this event

Contact: D C Forward, Assistant Secretary
0207 004 3226

RNS Number : 5809J
National Grid PLC
01 July 2011

Friday, 1 July 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 30 June 2011 consisted of 3,648,339,475 ordinary shares, of which 136,303,061 had been purchased in the market and registered as Treasury Shares; leaving a balance of 3,512,036,414 shares with voting rights.

The figure of 3,512,036,414 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

 Contact: Arit Amana

Company Secretarial Assistant
0207 004 3116

Wednesday, 29 June 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 623,980 shares held in Treasury were transferred to share scheme trustees. Following this change, National Grid’s registered capital from 29 June 2011 consists of 3,648,339,475 ordinary shares, of which 136,303,061 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,512,036,414 shares with voting rights.

The figure of 3,512,036,414 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

 Arit Amana

Company Secretarial Assistant
020 7004 3116

29 June 2011

National Grid plc (National Grid)

Notification of Directors’ Interests

Performance Share Plan-2007 Award Release

Today, the Trustee of the National Grid Group Employee Share Trust (ACS HR Solutions Share plan Services (Guernsey) Limited) confirmed that the 2007 awards made to certain Executive Directors under the National Grid Performance Share Plan were released following completion of the retention period on 28 June 2011, in accordance with the plan rules. The number of shares disclosed below that have been transferred to participants by the Trustee are net of shares sold to cover statutory deductions.

Director	Number of Shares

Steven Holliday	49,641

Nick Winser	26,745

The total share interests of the above directors, following these changes, are:

Director	Number of Shares
Steven Holliday	2,012,563
Nick Winser	1,099,922
Contact:
Robin Kerner, Assistant
Secretary-Share Schemes
(0207 004 3223)

Monday, 27 June 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 36,664 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 27 June 2011 consists of 3,648,339,475 ordinary shares, of which 136,927,041 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,511,412,434 shares with voting rights.

The figure of 3,511,412,434 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

 Arit Amana

Company Secretarial Assistant
020 7004 3116

National Grid plc (‘National Grid’)

22nd June 2011

Directors’ Other Appointment

In accordance with Listing Rule 9.6.14, National Grid notes the announcement, earlier today, by Vallares PLC of its admission to the Official List and commencement of unconditional dealing of its shares on the London Stock Exchange. George Rose, a non-executive Director of National Grid plc, is also an independent non-executive Director of Vallares PLC.

 —

Contact: D C Forward
Assistant Secretary
0207 004 3226